

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via E-mail</u>
Benson Tsang
Chief Financial Officer
ATA Inc.
8th Floor, Tower E
6 Gongyuan West Street
Jian Guo Men Nei
Beijing 100005, China

      Re: **ATA Inc.**
              Form 20-F for fiscal year ended March 31, 2011
              Filed June 15, 2011
              File No. 001-33910

Dear Mr. Tsang:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Celeste M. Murphy for

                                    Larry Spirgel
                                    Assistant Director

cc: <u>Via E-mail</u>
        Tom Hall, Esq.
        O'Melveny & Myers LLP